January 23, 2008
(Sent via Facsimile and Edgar)
Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3720
Washington, DC 20549

Re:	Ciena Corporation
Form 10-K for Fiscal Year Ended October 31, 2007
Filed December 27, 2007, File No. 0-21969
Dear Mr. Spirgel:
     This letter is in response to the Staff’s comment letter dated January 10, 2008, with respect to the above referenced Form 10-K for the fiscal year ended October 31, 2007 filed by Ciena Corporation (the “Company” or “Ciena”). Below are Ciena’s responses to the Staff’s comments. For the convenience of the Staff, we have set out each of the comments in italics immediately preceding the Company’s corresponding response.
Form 10-K for the Fiscal Year ended October 31, 2007
Note (1). Fiscal Year, Page 51
1.	We note your conclusion that the adjustments are not material to your “results for fiscal 2006 or fiscal 2007, or any interim period therein.” Please tell us how you considered SABs 99 and 108 in concluding that the restatements of your financial statements were not required in accordance with FAS 154.
     As indicated in Note 1 to the financial statements in Ciena’s Annual Report on Form 10-K (“Form 10-K”), during fiscal 2007, Ciena identified and recorded certain out of period adjustments described below. Ciena concluded that these adjustments were not material to its results for fiscal 2006, fiscal 2007, or any interim period therein. In reaching this conclusion, Ciena considered SABs 99 and 108 and determined that restatement of its financial statements was not required in accordance with FAS 154.

     During fiscal 2007, Ciena recorded an expense of $0.7 million related to its provision for warranty and $0.3 million related to service costs, each of which related to fiscal 2006. Ciena also identified immaterial operating expense totaling $0.5 million incurred in fiscal 2007 that was inadvertently recorded in fiscal 2006. Lastly, Ciena identified that revenue for the fiscal 2007 is understated by $0.8 million due to an equivalent overstatement of revenue during fiscal 2006.
     In considering the adjustments above, Ciena prepared a materiality assessment and applied the analytical framework in SAB 99 to determine whether the adjustments would be material to the financial statements. A copy of this written assessment, performed in connection with the preparation of the Form 10-K and dated December 21, 2007, has been provided to the Staff, under separate cover, as supplemental information pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, as amended, (“SAB 99 Memo”). Prior to the filing of the Form 10-K, the analysis in the SAB 99 Memo was considered by Ciena’s Audit Committee of the Board of Directors, which agreed with the conclusions therein.
     The SAB 99 Memo assesses the materiality of the adjustments, separately and in the aggregate, based upon the quantitative and qualitative considerations set forth in SAB 99. In assessing the adjustments, Ciena applied the processes for quantifying financial statement misstatements set forth in SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” Ciena quantified the impact of the misstatements, considering both the carryover and reversing effects of prior year misstatements on the prior period financial statements, as well as the current year financial statements.
     Based on the assessment in the SAB 99 Memo, Ciena determined that the adjustments, individually and in the aggregate, were immaterial to Ciena’s results for fiscal 2006 and fiscal 2007, and any interim period therein. After considering all relevant quantitative and qualitative factors, Ciena concluded that recording these adjustments in fiscal 2007 would not (i) be viewed by a reasonable investor as having significantly altered the “total mix” of information made available, or (ii) have changed or influenced the reasonable person’s judgment in relying upon the company’s financial statements in the light of surrounding circumstances.
     In concluding that the out-of-period adjustments identified above and more fully described in the SAB 99 Memo do not require the restatement of Ciena’s financial statements, Ciena considered SFAS 154, “Accounting Changes and Error Corrections” which supersedes APB Opinion No. 20, “Accounting Changes” and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 also carries forward, without change, the guidance contained in APB 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. Because SFAS 154 need not be applied to immaterial items, Ciena concluded that a restatement thereunder was not required.

Note (3). Goodwill Assessment – Fiscal 2006 and Fiscal 2007, page 58
2.	We note that the fair value of your one reporting unit was based on your market capitalization and a control premium. Please:
•	Disclose the control premium used and tell us how it was determined.
     For fiscal 2006 and fiscal 2007, Ciena used a 25% control premium in the calculation of its fair value. The control premium was based on industry and market considerations, including a review of precedent transactions performed by a third-party valuation company. The control premium is reviewed periodically, taking into consideration current market conditions and other factors or available information specific to Ciena’s business. As discussed below, because Ciena’s market capitalization exceeded its carrying value, without giving effect to the control premium, Ciena’s estimate of the control premium was not a factor in the outcome of its impairment assessment.
•	Provide a detailed discussion of your goodwill impairment test, including the methodology and assumptions used, in your critical accounting policies. You should also discuss the impact on your financial statements had you used no control premium.
     Please provide us with your proposed disclosures.
     Ciena proposes to revise its critical accounting policy disclosure regarding goodwill. Ciena expects that this revised disclosure would take the following form (which Ciena has prepared as if it had appeared in Ciena’s Form 10-K):
     Goodwill. As of October 31, 2006 and 2007, our consolidated balance sheet included $232.0 million in goodwill. This amount represents the remaining excess of the total purchase price of our acquisitions over the fair value of the net assets acquired. In accordance with SFAS 142, we test our goodwill for impairment on an annual basis, which we have determined to be the last business day of fiscal September each year. We also test our goodwill for impairment between annual tests if an event occurs or circumstances change that would, more likely than not, reduce the fair value of the reporting unit below its carrying value.

     For fiscal 2006 and fiscal 2007, we determined fair value of our single reporting unit to be equal to our market capitalization plus a control premium. Market capitalization was determined by multiplying the shares outstanding on the assessment date by the average market price of our common stock over a 10-day period before and a 10-day period after each assessment date. We use this 20-day duration to consider inherent market fluctuations that may affect any individual closing price. In determining fair value, we added a control premium – which seeks to give effect to the increased consideration a potential acquirer may be required to pay in order to gain sufficient ownership to set policies, direct operations and make decisions related to our company — to our market capitalization. For fiscal 2006 and fiscal 2007, we used a 25% control premium in our goodwill assessment.
     Our stock price is a significant factor in assessing our fair value for purposes of the goodwill impairment assessment. Our stock price can be affected by, among other things, changes in industry or market conditions, changes in our results of operations and changes in our forecasts. In assessing whether there has been a triggering event for an interim impairment assessment, we consider indicators of impairment including fluctuations in stock price. If we suffer a sustained decline in our stock price and our market capitalization declines below our carrying value, we will assess whether the goodwill has been impaired. In this instance, our estimate of the appropriate control premium to apply in determining fair value could be an important variable in our goodwill impairment assessment. A significant impairment could result in additional charges and have a material adverse impact on our consolidated financial condition and operating results.
     For fiscal 2006 and fiscal 2007, Ciena performed an assessment of the fair value of its single reporting unit as of September 23, 2006 and September 29, 2007, respectively. For fiscal 2006, our market capitalization, as determined above, was approximately $2.4 billion, exceeding our carrying value at that date of $0.7 billion. For fiscal 2007, our market capitalization, as determined above, was approximately $3.6 billion, exceeding our carrying value at that date of $0.9 billion. Because our market capitalization exceeded our carrying value without giving effect to the control premium, our estimate of the control premium was not a determining factor in the outcome of impairment assessment. No goodwill impairment loss was recorded in fiscal 2006 or fiscal 2007 because our carrying value, including goodwill, did not exceed fair value.
3.	Please revise to provide a discussion in your critical accounting policies of the impact of fluctuations in your stock price on your goodwill impairment assessment. In this regard, you should explain whether a single decline in stock price or a longer term decline in the stock price would be a triggering event resulting in an interim impairment assessment. Provide us with your proposed disclosures.

     Please see Ciena’s proposed revisions to its critical accounting policy disclosure regarding goodwill set forth in its response to the second bullet of the Staff’s Comment #2 above. The revised disclosure is also responsive to this comment. As indicated, a single decline in stock price would not warrant an interim impairment assessment. A sustained decline in stock price resulting in a market capitalization below the carrying value, however, would result in an interim impairment assessment. Ciena proposes to include its revised critical accounting policy disclosure regarding goodwill in future filings.
Note (13). Call Spread Option, page 66
4.	We note that your call spread options were recognized as a reduction in additional paid in capital. Please tell us in detail why the accounting is appropriate. Refer to your basis in the accounting literature that supports your accounting. Further, please include a discussion of any other accounting guidance considered when determining the appropriate accounting for these options.
     Ciena believes that equity classification of the two call spread options it holds is appropriate and, accordingly, it recognized the call spread options as a reduction in additional paid in capital. The call spread options, including fees and costs have been accounted for as equity transactions in accordance with “Emerging Issuance Task Force 00-19 — Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”(“EITF 00-19”), which resulted in Ciena recording a debit of approximately $71.0 million to its additional paid in capital balance. In support of this conclusion, and in response to the Staff’s comment #4, please find below (i) a description of the terms and features associated with the two call spread options held by Ciena; (ii) a discussion of the treatment of the call spread options under the relevant accounting literature and guidance.
Description of Call Spread Options
     Ciena purchased its call spread option (“Call Spread Option #1”) relating to the 0.25% Convertible Senior Notes due May 1, 2013 (“0.25% Notes”) for $28.5 million during the second quarter of fiscal 2006. Ciena purchased its call spread option (“Call Spread Option #2”) relating to the 0.875% Convertible Senior Notes due June 15, 2017 (“0.875% Notes”) for $42.5 million during the third quarter of fiscal 2007. In each case, the call spread option was purchased at the time of the notes offering from an affiliate of the underwriter (the “counterparty”). The number of shares underlying each call spread option is equal to the number of shares issuable upon conversion of the relevant series of convertible notes and the aggregate exercise price for each call spread option is equal to the original principal outstanding on that series of convertible notes. We refer to Call Spread Option #1 and Call Spread Option #2 together as the “Call Spread Options.”

     The following is a brief description of the Call Spread Options:
•	The purpose of the Call Spread Options is to mitigate exposure to potential dilution from the conversion of the notes. Assuming full conversion of the outstanding principal, the 0.25% Notes would result in the issuance by Ciena of approximately 7.6 million shares and the 0.875% Notes would result in the issuance by Ciena of approximately 13.1 million shares.

•	The Call Spread Options are each one legal contract, economically comprised of two option components.
o	Call Spread Option #1 consists of a purchased call option struck at $39.5255 per share (lower strike price) and a written call option struck at $45.54025 per share (higher strike price). The strike price on the purchased call option is the same as the conversion price of the 0.25% Notes.

o	Call Spread Option #2 consists of a purchased call option struck at $38.1455 per share (lower strike price) and a written call option struck at $43.9503 per share (higher strike price). The strike price of the purchased call option is the same as the conversion price on the 0.875% Notes.
•	The Call Spread Options are each structured as a European option. A European option allows the holder of the option to exercise only on the maturity date. This differs from an American option where the holder can exercise at anytime during the life of the option. The maturity date of each of the Call Spread Options is the same as the maturity date of the relevant series of convertible notes.

•	At its election, Ciena can exercise the Call Spread Options on a cash settlement or net share settlement basis. The value of the consideration of a net share settlement will be equal to the value upon a cash settlement. This value can range from $0, if the market price per share of Ciena common stock upon exercise is equal to or below the relevant lower strike price, to approximately $45.7 million (in the case of Call Spread Option #1) or approximately $76.1 million (in the case of Call Spread Option #2), if the market price per share of Ciena common stock upon exercise is at or above the relevant higher strike price.
o	Settlement of Call Spread Option #1 in net shares on the expiration date would result in Ciena’s receipt from the counterparty of Ciena common stock in an amount not to exceed approximately 1.0 million shares, with a value equal to the amount otherwise receivable on cash settlement.

o	Settlement of Call Spread Option #2 in net shares on the expiration date would result in Ciena’s receipt from the counterparty of Ciena common stock in an amount not to exceed approximately 1.7 million shares, with a value equal to the amount otherwise receivable on cash settlement.

•	If the market price at the expiration date is between the lower strike price and the higher strike price for the relevant Call Spread Option, in lieu of a net share or cash settlement, Ciena may elect to receive the full number of shares underlying the Call Spread Option by paying the aggregate option exercise price (“Physical Settlement Election”).
•	Unless Ciena opts to make a Physical Settlement Election, Ciena is not obligated to make further payments in shares or cash to the counterparty under either Call Spread Option. Ciena, at its election, will be receiving Ciena shares or cash from the counterparty upon settlement of the Call Spread Options.
Consideration of Relevant Accounting Literature and Guidance
     Each Call Spread Option is a purchased call that does not meet any of the three classes of freestanding financial instruments in FAS 150. The three classes of freestanding financial instruments within the scope of FAS 150 are: (i) a mandatory redeemable financial instrument, (ii) an obligation to repurchase the issuer’s equity shares by transferring assets, and (iii) certain obligations to issue a variable number of shares. The Call Spread Options only give Ciena the option to purchase shares of its own stock within a set price-range, and do not obligate Ciena to pay cash or issue shares.
     However, as each Call Spread Option is a freestanding purchased option, it must be evaluated under paragraphs 6-11 of FAS 133 to determine if, in its entirety, it meets the definition of a derivative and is within the scope of FAS 133. The Call Spread Option meets the definition of a derivative because of the following:
1.	It has an underlying (i.e., Ciena’s common shares) and a notional amount (i.e., the number of shares upon exercise);

2.	It required a small initial net investment (i.e., the option premium paid by Ciena upon purchase); and

3.	It is explicitly net share or net cash settled at the option of the purchaser (i.e., Ciena). Additionally, in accordance with paragraph 9(c), if the Call Spread Option was physically settled, it would meet the definition of net settled because it requires the counterparty to deliver either cash, or an asset that is readily convertible to cash (i.e., Ciena’s common shares, which are publicly traded on the NASDAQ Stock Market).
     As the Call Spread Option meets the definition of a derivative under paragraph 6, it must be evaluated under paragraph 11(a) to determine if it is scoped out of FAS 133. Paragraph 11 of FAS 133 provides guidance to identify those contracts that should not be accounted for as derivative instruments. Per the scope exception in FAS 133 paragraph 11(a), a purchaser of a call option should not apply FAS 133 if (1) the call option is indexed to the company’s own stock, and (2) would be classified within stockholders’ equity. As a result, the following two-step analysis must be performed:
•	Determine if the Call Spread Option would be classified in stockholders’ equity under EITF 00-19; and

•	Assess whether the Call Spread Option would be defined as “indexed to the company’s own stock” under EITF 01-6,
     The first step is to determine if the Call Spread Option would be classified within stockholders’ equity. Since the Call Spread Option is not conventional convertible debt, paragraphs 12-32 of EITF 00-19 must be applied. As summarized below, Ciena believes that all the criteria in paragraph 12-32 have been satisfied and, therefore, the Call Spread Options would be classified in stockholders’ equity under EITF 00-19:
1.	Paragraphs 12 and 13 cover contracts that include any provision that could require net cash settlement. Under paragraph 12, contracts that include any provision that could require net cash settlement cannot be accounted for as equity of the company, except in those limited circumstances in which holders of the underlying shares also would receive cash. Under the Call Spread Options, Ciena can never be required to make any payments to the counterparty and Ciena exclusively controls the ultimate settlement of the Call Spread Options.

2.	Paragraphs 14, 15, 16, 17 and 18 cover contracts that permit companies to settle in unregistered shares. If a contract permits the company to net share or physical settle the contract only by delivering registered shares, it is assumed to be a net cash settlement and therefore be classified as an asset or liability. Neither of the Call Spread Options include any obligation on the part of Ciena to issue or deliver any shares. Ciena is not required and cannot be obligated to make any payments, whether in cash or shares, to the counterparty.

3.	Under paragraph 19, the company should have sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding. If a company could be required to obtain shareholder approval to increase the company’s authorized shares in order to net share or physically settle a contract, share settlement is not controlled by the company. As discussed in subparagraph 2 above, neither of the Call Spread Options include any obligation on the part of Ciena to issue or deliver any shares.

4.	Paragraphs 20, 21, 22, 23 and 24 cover contracts that contain an explicit limit on the number of shares to be delivered in a share settlement. If the number of shares that could be required to be delivered to net share settle the contract is indeterminate, a company will be unable to conclude that it has sufficient available authorized and unissued shares and, therefore, net share settlement is not within the control of the company. As discussed in subparagraph 2 above, Ciena is not required to issue or deliver any shares under the Call Spread Options.

5.	Paragraph 25 addresses if there are any required cash payments to the counterparty in the event the company fails to make timely filings with the SEC. If a contract permits share settlement but requires net cash settlement in the event that the company does not make timely filings with the SEC, that contract must be classified as an asset or a liability. The Call Spread Options do not require cash settlement or require any cash payment by Ciena in the event that it does not make timely filings with the SEC.

6.	Paragraph 26 addresses “top-off” or “make-whole” provisions in the event that the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due. There are no top-off or make-whole provisions in the Call Spread Options.

7.	Paragraphs 27 and 28 address contracts that require net cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares. Generally, if an event that is not within the company’s control could require net cash settlement, then the contract must be classified as an asset or a liability. If a contract requires net cash settlement upon a change in control, the contract generally must be classified as an asset or a liability. Cash settlement is not required under the Call Spread Option and Ciena is not required to make cash payments under the Call Spread Options under any circumstances.

8.	Paragraphs 29, 30 and 31 address situations where there are provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract. The Call Spread Options do not provide the counterparty any rights of a creditor even in the event of bankruptcy.

9.	Paragraph 32 addresses situations where there would be a requirement in the contract to post collateral at any point or for any reason. A requirement to post collateral of any kind (other than the company’s shares underlying the contract, but limited to the maximum number of shares that could be delivered under the contract) under any circumstances is inconsistent with the concept of equity and, therefore, would preclude equity classification of the contract. The Call Spread Options do not require Ciena to post collateral.
     Paragraph 8 of EITF 00-19 indicates that, unless the economic substance indicates otherwise, contracts would be initially classified as equity where the contract gives the company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), assuming that all the criteria set forth in paragraphs 12–32 have been met. As discussed above, the Call Spread Options satisfy these criteria.
     The next step is to assess whether the Call Spread Option would meet the definition of “indexed to the issuer’s stock” under EITF 01-6. Since the Call Spread Option’s contingency provisions are solely based on and indexed to the market for Ciena’s stock and both the purchased call option and the embedded cap are indexed solely to Ciena’s stock price, the Call Spread Option in its entirety meets the definition of “indexed to the issuer’s stock.”

Conclusion as to Accounting Treatment for Call Spread Options
     In summary, the Call Spread Options would be classified in stockholders’ equity under EITF 00-19 and meet the definition of “indexed to the issuer’s stock” in EITF 01-6. Therefore, the Call Spread Options meet the scope exception criteria in paragraph 11(a) of FAS 133 and should be accounted for as equity pursuant to EITF 00-19. Mark-to- market treatment is not appropriate. As the Call Spread Options meet the definition of a derivative pursuant to paragraphs 6-9 of FAS 133, assessing whether the embedded cap must be bifurcated from the purchased call host contract is not required under paragraph 12.
     Based on the assessment of the Call Spread Options under the accounting literature and guidance above, Ciena believes that equity classification of the two call spread options it holds is appropriate and, accordingly, it recognized the call spread options as a reduction in additional paid in capital.
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     The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions concerning this letter or if you would like any additional information please do not hesitate to call me at (410) 865-8081 or James E. Moylan, Jr., the Company’s Sr. V.P. and Chief Financial Officer, at (410) 981-7495.
Very truly yours,
/s/ Andrew C. Petrik
Andrew C. Petrik
Vice President, Controller and Treasurer

cc:	Kyle Moffatt, Accountant Branch Chief
Dean Suehiro, Senior Staff Accountant
Russell B. Stevenson, Jr.
Michael J. Silver, Hogan & Hartson, LLP
Cory J. Starr, PricewaterhouseCoopers LLP